# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Primech Holdings Ltd, CIK 0001891944
CUSIP: Y708VV108
Title of class of securities: Ordinary Shares, no par value Class B Preference Shares, no par value
Address of issuer's principal executive offices: 23 Ubi Crescent, Singapore, Singapore (U0), 408579
Date of event which requires filing of this statement: 03/27/2026
Filed by CIK 0002117348
Persons authorized to receive notices and communications: Kin Wai Ho, CEO, 23 Ubi Crescent, Singapore, Singapore (U0), 408579, 65 6286 1868

## Reporting persons
- Ho Kin Wai (CIK 0002117348): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 20,255,731; shared voting power 0; sole dispositive power 20,255,731; shared dispositive power 0; aggregate amount beneficially owned 20,255,731 (48.91% of the class)
  Comment: (1) Represents (i) 17,240,231 Ordinary Shares indirectly held through Bright Oracle Limited, Oriental Unicorn Limited, and their ownership in Sapphire Universe Holdings Limited; (ii) 15,500 Ordinary Shares held directly by Mr. Kin Wai Ho, and (iii) 3,000,000 Class B Preference Shares directly held by Mr. Kin Wai Ho. Sapphire Universe Holdings Limited holds 30,787,500 Ordinary Shares of Primech Holdings Ltd., a company incorporated under the laws of Singapore (the "Company"). Sapphire Universe Holdings Limited is owned by Bright Oracle Limited, Oriental Unicorn Limited and Shining Valkyrie Development Limited which hold 15.5%, 48.5% and 36%, respectively, of the outstanding shares of Sapphire Universe. Mr. Kin Wai Ho owns and controls Bright Oracle Limited. As such, Mr. Kin Wai Ho is deemed to beneficially own 4,772,063 Ordinary Shares held through Bright Oracle Limited. Mr. Kin Wai Ho and Mr. Jin Ngee Vernon Kwek beneficially owns and controls 83.5% and 16.5% of the issued and outstanding shares of Oriental Unicorn Limited, respectively. As such, Mr. Kin Wai Ho is deemed to beneficially own 12,468,168 Ordinary Shares held through Oriental Unicorn Limited. Class B Preference Shares are convertible at any time by the holder thereof into Ordinary Shares on a one-for-one basis. Ordinary Shares are not convertible into Class B Preference Shares under any circumstances. Each holder of Ordinary Shares is entitled to one vote per share and each holder of Class B Preference Shares is entitled to ten votes per share on all matters submitted to them for vote. (2) Percentage is calculated based on 38,417,987 Ordinary Shares and 3,000,000 Class B Preference Shares outstanding as of March 17, 2026, as reported by the shareholders' list held by the transfer agent.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value Class B Preference Shares, no par value
Name of issuer: Primech Holdings Ltd
Address of issuer's principal executive offices: 23 Ubi Crescent, Singapore, Singapore (U0), 408579

## Item 2. Identity and Background
Name of person filing: This Statement is filed by Mr. Kin Wai Ho (the "Reporting Person").
Residence or business address: The business address of the Reporting Person is 23 Ubi Crescent, Singapore 408579.
Present principal occupation or employment: The Reporting Person is the Chief Executive Officer and Director of Primech Holdings Ltd., a technology-driven facilities services provider with business address of 23 Ubi Crescent, Singapore 408579.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Hong Kong.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Sapphire Universe Holdings Limited is owned by Bright Oracle Limited, Oriental Unicorn Limited and Shining Valkyrie Development Limited which hold 15.5%, 48.5% and 36%, respectively, of the outstanding shares of Sapphire Universe Holdings Limited. Mr. Kin Wai Ho owns and controls Bright Oracle Limited and owns 83.5% of Oriental Unicorn Limited. Mr. Kin Wai Ho thus owns 56.00% of Sapphire Universe Holdings Limited. Sapphire Universe Holdings Limited became the beneficial owner of 2 Ordinary Shares of the Issuer on December 29, 2020, upon its incorporation. On November 22, 2021, the Issuer allotted and issued 32,499,998 Ordinary Shares to Sapphire Universe Holdings Limited. On November 24, 2021, Sapphire Universe Holdings Limited transferred 1,212,500 Ordinary Shares to certain transferees, resulting it its holding of 31,287,500 Ordinary Shares. On August 12, 2025, Sapphire Universe Holdings Limited transferred 2,000,000 Ordinary Shares to certain transferees, resulting it its holding of 29,287,500 Ordinary Shares. The Reporting Person is thus deemed to hold 16,400,268 Ordinary Shares. On March 13, 2026, the Issuer allotted and issued 3,000,000 Class B Preference Shares to the Reporting Person. On March 23, 2026, Sapphire Universe Holdings Limited acquired 1,500,000 Ordinary Shares, resulting in its holding of 30,787,500 Ordinary Shares.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Person, at any time, and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board of Directors with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer, or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Person with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference. The responses of the Reporting Person with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of Ordinary Shares as to which the Reporting Person referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Person with respect to Rows 11 and 13 on the cover pages of this Statement that relate to the aggregate number and percentage of Ordinary Shares (including, but not limited to, footnotes to such information) are incorporated herein by reference. The responses of the Reporting Person with respect to Rows 7, 8, 9, and 10 of the cover pages of this Statement that relate to the number of Ordinary Shares and Class B Preference Shares as to which the Reporting Person referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Statement, the Reporting Person has not, to the best of his knowledge, engaged in any transaction with respect to the Issuer's Ordinary Shares during the sixty days prior to the date of filing this Statement.
Other persons with the right to receive dividends or sale proceeds: Except as described in Item 3, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer's Ordinary Shares beneficially owned by the Reporting Person as reported in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: To the knowledge of the Reporting Person, except for the matters described in this Schedule 13D, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the Reporting Person or between the Reporting Persons and any other person with respect to any securities of the Issuer.

## Signatures
- Ho Kin Wai: /s/ Kin Wai Ho, Kin Wai Ho (03/27/2026)